Exhibit 21.1

SUBSIDIARIES OF NORTHERN TIER ENERGY LP

The subsidiaries of Northern Tier Energy LP are listed below.

Name	State of Organization	Percent Owned
Northern Tier Energy LLC	Delaware	100.0%
Northern Tier Finance Corporation	Delaware	100.0%
St. Paul Park Refining Co. LLC	Delaware	100.0%
Northern Tier Bakery LLC	Delaware	100.0%
Northern Tier Retail LLC	Delaware	100.0%
SuperAmerica Franchising LLC	Delaware	100.0%
(wholly-owned by Northern Tier Retail LLC)
MPL Investments Inc.	Delaware	17.0%
(17% of preferred interests owned by St. Paul Park Refining Co. LLC)
Minnesota Pipe Line Company LLC	Delaware	17.0%
(17% of common interests owned by St. Paul Park Refining Co. LLC)